Exhibit 99.1

Explanatory Note

Studio City Finance Limited’s Annual Report

for the year ended December 31, 2015

This annual report serves to provide holders of Studio City Finance Limited’s US$825,000,000 8.50% senior notes due 2020 (the “Studio City Notes”) with Studio City Finance Limited’s audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2015 together with the related information, pursuant to the terms of the indenture, dated November 26, 2012, relating to the Studio City Notes. Studio City Finance Limited is a 60% owned subsidiary of Melco Crown Entertainment Limited.

Studio City Finance Limited

For the Year Ended December 31, 2015

ii

INTRODUCTION

In this annual report, unless otherwise indicated:

•	“Additional Development” refers to the additional development on the land on which Studio City is located, which is expected to include an additional luxury hotel and related facilities with retail, entertainment and gaming expansion capacity;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa Macau that caters to Asian rolling chip customer;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Crown” refers to Crown Resorts Limited, an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of Publishing and Broadcasting Limited, an Australian-listed corporation now known as Consolidated Media Holdings Limited, on December 12, 2007;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Land Grant” refers to the land concession by way of lease, for a period of 25 years, subject to renewal, as of October 17, 2001 for a plot of land in Cotai, Macau, described with the Macau Immovable Property Registry under No. 23059 and registered in Studio City Developments’ name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatches of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012 and no. 92/2015 of September 10, 2015, published in the Macau official gazettes no. 30 of July 25, 2012 and no. 38 of September 23, 2015, respectively, and including any other amendments from time to time to such land concession;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“MCE” refers to Melco Crown Entertainment Limited, a company incorporated in the Cayman Islands with its American depository shares listed on the NASDAQ Global Select Market, and which, through its subsidiary MCE Cotai, ultimately owns a 60% interest in SCI;

•	“MCE Affiliates” refers to the subsidiaries of MCE other than SCI and its subsidiaries;

•	“MCE Cotai” refers to MCE Cotai Investments Limited, a subsidiary of MCE and a shareholder of SCI;

•	“Melco” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Melco Crown Macau” refers to MCE’s subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of a gaming subconcession;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company owned by New Cotai Holdings;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company, formed on March 24, 2006 under the laws of the U.S. State of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

•	“Non-gaming Services Agreements” refers to the services agreements and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries on one hand and certain MCE Affiliates on the other under which SCI and its subsidiaries and MCE Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“Property” refers to a large-scale integrated leisure resort in Cotai, Macau, consisting of Studio City and the Additional Development;

•	“Project Costs” refers to the construction and development costs and other project costs, including licensing, financing, interest, fees and pre-opening costs, of Studio City, as subsequently amended in accordance with the Studio City Project Facility;

•	“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, a company incorporated in the British Virgin Islands with limited liability;

•	“Services Agreement” refers to a services agreement entered into in May 2007 as amended in June 2012 between Studio City Entertainment and Melco Crown Macau, together with other agreements or arrangements entered into between the parties from time to time, which may amend, supplement or related to the aforementioned agreement;

•	“Studio City Services Agreements” refers to the Services Agreement and the Non-gaming Services Agreements;

•	“Shareholders Agreement” refers to the shareholders agreement dated July 27, 2011, by and among MCE Cotai, New Cotai, MCE and SCI (as amended from time to time);

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, and being the first phase of the Property;

•	“Studio City Casino” refers to the gaming areas being constructed or operated within the Property;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Holdings” refers to our immediate holding company, Studio City Holdings Limited, a company incorporated in the British Virgin Islands;

•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, a Macau company, through which we operate hotels and certain other non-gaming businesses at Studio City;

•	“Studio City Investments” refers to our subsidiary, Studio City Investments Limited, a company incorporated in the British Virgin Islands;

•	“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, pursuant to which a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million) were made available;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our”, “our company” and “the Company” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2015 and 2014 and as of December 31, 2015 and 2014.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic table games”	tables with an electronic or computerized wagering and payment system that allows players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic table games

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Pataca, our revenues and expenses are denominated predominantly in H.K. dollar and, in connection with a portion of our indebtedness and certain expenses, U.S. dollar. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this annual report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 31, 2015 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7507 to US$1.00. On April 5, 2016, the noon buying rate was HK$7.7564 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in this annual report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary statements of operations, balance sheet and cash flows information are derived from our audited consolidated financial statements for the years ended December 31, 2015 and 2014 and the notes relating thereto, which are included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and the notes to those statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2015	2014
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net revenues	$67,691	$1,767
Total operating costs and expenses	$(251,340)	$(30,242)
Operating loss	$(183,649)	$(28,475)
Net loss	$(229,384)	$(68,874)

	As of December 31,
	2015	2014
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents	$276,484	$3,161
Restricted cash	$277,375	$1,418,454
Total assets	$3,418,332	$3,366,482
Total current liabilities	$326,000	$143,290
Total debts(1)	$2,120,689	$2,120,689
Total liabilities	$3,329,462	$3,264,604
Total equity	$88,870	$101,878

(1)	Total debts include current and non-current portion of long-term debt.

	Year Ended December 31,
	2015	2014
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash used in operating activities	$(121,814)	$(43,519)
Net cash provided by (used in) investing activities	$173,024	$(1,443,077)
Net cash provided by financing activities	$222,113	$1,489,757

Net increase in cash and cash equivalents	$273,323	$3,161
Cash and cash equivalents at beginning of year	$3,161	$—

Cash and cash equivalents at end of year	$276,484	$3,161

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2015 and 2014 included in this annual report were prepared in accordance with U.S. GAAP. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements.

Overview

We are a wholly-owned subsidiary of SCI, which is 60%-owned by MCE, a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. On July 27, 2011, MCE, through its subsidiary, MCE Cotai, acquired a 60% equity interest in SCI. New Cotai Holdings, an entity incorporated in Delaware and controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P., retains the remaining 40% interest in SCI through its wholly-owned subsidiary New Cotai.

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort located in Cotai, with gaming facilities, luxury hotel offerings, and various entertainment, retail and food and beverage outlets to attract a diverse range of customers, with a current focus on the mass market segment in Asia and, in particular, from Greater China. Studio City opened its doors to customers in October 2015. As of December 31, 2015, Studio City operated 200 gaming tables and 1,175 gaming machines. Starting from January 1, 2016, Studio City operated a further 50 gaming tables. The gaming operations of Studio City are currently focused on the mass market and targeting all ranges of mass market patrons.

Pursuant to the Services Agreement, Melco Crown Macau operates the Studio City Casino and is reimbursed for the costs incurred in connection with its operation of the Studio City Casino. On December 21, 2015, we entered into the Non-gaming Services Agreements pursuant to which we and MCE Affiliates share and mutually provide non-gaming services at Studio City, City of Dreams and Altira Macau.

Factors Affecting Our Current and Future Operating Results

Our historical operating results will not be indicative of future operating results because activities previously undertaken were primarily related to our early development and construction of the Property.

Following the opening of Studio City, we expect to derive a majority of revenues from the Studio City Casino’s gaming operations which is operated by our affiliate, Melco Crown Macau, and our remaining revenues from other operations of Studio City, including the hotel, food and beverage, retail and entertainment and expect to incur expenses primarily relate to the operation of Studio City which are significantly different than those incurred during the development period.

Set out below is a discussion of the most significant factors that we expect may affect our results and financial condition in future periods. Factors other than those set forth below could also have significant impact on the results of operations and financial condition in the future.

Gaming and Leisure Market in Macau

Our business is and will be influenced most significantly by the growth of the gaming and leisure market in Macau. Such growth will be affected by visitation to Macau and whether Macau further develops into a popular international destination for gaming patrons and other customers of leisure and hospitality services, as well as the ability to compete effectively against our existing and future competitors for market share. The levels of tourism and overall leisure activity in Macau are expected to be key drivers of our business. We believe that visitation and gaming revenue for the Macau market have been, and will continue to be, driven by a combination of factors, including the PRC central and Macau government’s development plans for the region, including improved infrastructure and development of Hengqin Island, Macau’s proximity to major Asian population centers; and the level of restrictions on travel to Macau from China. However, the restrictions that govern Chinese citizens’ ability to take larger sums of foreign currency out of China when they travel and the recent initiatives and campaigns undertaken by the Chinese government have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign has had an overall chilling effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of gaming patrons visiting Macau may be affected by the Chinese government’s focus on deterring marketing of gambling to Chinese mainland residents by foreign casinos and its initiatives to tighten monetary transfer regulations and increase monitoring of various transactions, including bank or credit card transactions.

Additional Development

Our compliance with the Land Grant conditions requiring us, amongst others, to complete the Additional Development by July 24, 2018. We are currently examining options for the Additional Development. The Additional Development is expected to include additional luxury hotel and related facilities, as well as an expansion of retail, entertainment and gaming capacity. Such project will require additional financing (which has not been obtained or committed as of the date of this annual report). To the extent that any of these plans are finalized, the associated costs of such project will have a material effect on our financial condition, including the amount of our indebtedness and results of operations. If for whatever reasons, we fail to complete the Additional Development by the deadline under the Land Grant, and the Macau government does not grant us an extension of the development period, we may be forced to forfeit all or part of our investment in Studio City. Such failure and potential consequences will have a material adverse effect on our business and negatively affect our business and prospects, results of operations and financial condition.

Access to and Cost of Financing

We expect to have significant capital expenditures in the future as we continue to develop the remaining undeveloped land of the Property. Our ability to obtain debt or equity financing on acceptable terms, depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates. For example, changes in ratings outlooks may subject us to ratings agency downgrades, which could make it more difficult for us to obtain financing on acceptance terms. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected.

Intense Competition

The hotel, resort and gaming industries in Macau are highly competitive. Some of the competitors have been expanding operations or have announced intentions for further expansion and developments in Cotai (for further details, please see “Market and Competition - Macau Gaming Market” below), where Studio City is located. If we are not successful to compete with these competitors whether in terms of services quality, variety of amenities or other aspects and to attract customers to Studio City, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected.

Studio City Project Facility Covenants Compliance

We are currently operating in a challenging market condition (including intense competition and change in spending pattern of Chinese patrons due to recent initiatives and campaigns undertaken by the Chinese government. As a result, we may find it challenging to satisfy certain financial covenants imposed by the Studio City Project Facility that based on specified financial ratios, including cash flow to debt service and EBITDA to finance charges (for further details of these covenants, please refer to “Description of Other Material Indebtedness” below). If we are unable to comply with such covenants, it can cause repayment of our debt to be accelerated. Any such acceleration of debt repayment will have a material adverse impact on our business, financial condition and results of operations.

Ability to Attract and Retain Key Customers and Maintain Relationships with Gaming Promoters

Studio City Casino’s operating performance will be influenced by the ability to attract and retain key customers and, where relevant in the future, gaming promoters, which will directly impact the results of operations and cash flow. Studio City’s ability to attract mass market and, where relevant in the future, premium direct rolling chip customers through, among other things, the marketing strategies will impact a significant portion of our gaming revenues and profitability. Studio City Casino may also rely on gaming promoters in the future to source and, in most cases, provide credit to the majority of the rolling chip customers, which may contribute a meaningful portion of gaming revenues in the future. Further, any commission structure arrangements to be agreed with gaming promoters may materially impact the gaming expenses.

Taxes

We are incorporated in the British Virgin Islands and are exempt from tax in the British Virgin Islands.

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from Macau. Concessionaires and Subconcessionaires are currently subject to a 35% special gaming tax as well as other levies of up to 4% under the relevant concession or subconcession contract and may benefit from a corporate tax holiday on their gaming revenues. Melco Crown Macau benefits from such corporate tax holiday which expires at the end of 2016.

In addition, in January 2015, the Macau government approved the application by one of our subsidiaries in Macau for a complementary tax exemption until 2016 on profits generated from income received from Melco Crown Macau, to the extent that such income results from gaming operations within Studio City and have been subject to gaming tax. The Macau government clarified that dividend distributions by such subsidiary would continue to be subject to complementary tax. Melco Crown Macau and Studio City Entertainment in Macau have requested an extension of the corporate tax holiday for 5 years from 2017. However, there can be no assurances that the complementary tax holiday benefits will be extended beyond the expiration date. We remain subject to Macau complementary tax on our nongaming profits.

Our subsidiary, Studio City Hotels, has applied for a declaration of utility purpose pursuant to which Studio City Hotels would be entitled to a property tax holiday for a period of 12 years on any immovable property it owns. Under such tax holiday, Studio City Hotels would also be allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of Macau complementary tax. This application is pending and there can be no assurance that such tax benefits will be granted to Studio City Hotels or, if granted, when such benefits will be effective.

Terrorism, War and other Natural Disasters

The strength and profitability of our business depends on consumer demand for casino resorts and leisure travel in general. Any terrorist acts, war, outbreak of health epidemic and other natural disasters or calamities affecting Macau or surrounding areas may significantly impact our industry and even cause a temporary closure of Studio City, and if any of these incidents happen, it will severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

Health and Safety

Since we provide food and beverages, goods and other services to a significant number of customers on a daily basis at Studio City, there is a risk that health and safety incidents or adverse food safety events may occur. Whilst we have a number of controls in place aimed at mitigating the risk and have insurance in place to cover associated risks, there remains a chance that our insurance is not sufficient to cover all such losses, and any occurrence of these incidents may cause reputational damage to us and may have a material adverse effect on our business, financial condition and results of operations.

Anti-corruption and Anti-money laundering

Our business is subject to a number of anti-corruption and anti-money laundering laws including the U.S. Foreign Corrupt Practices Act, or FCPA. Violation of these laws carries severe criminal and civil sanctions as well as other penalties. Despite all of our compliance and measures undertaken, there remains a possibility that we may be made subject to any accusation or investigation related to such possible illegal acts. Any accusation of or regulatory investigations into such possible violation involving us, our employees or our customers can have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed.

Our land use rights in Macau under the land concession contract for Studio City is being amortized over the estimated lease term of the land on a straight-line basis. The amortization of land use rights is recognized from the date construction commences. Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land use right was originally amortized over the initial term of 25 years, in which the expiry date of the lease of the land use right of Studio City is October 2026. The estimated term of the lease is periodically reviewed. For the review of such estimated term of the lease under the land concession contract, we considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau, and our development plans. As a result, effective from October 1, 2015, the estimated term of the lease under the land concession contract for Studio City, in accordance with the relevant accounting standards, has been extended to October 2055, which aligned with the estimated useful lives of certain buildings assets of 40 years. The change in estimated term of the lease under the land concession contract has resulted in reduction in amortization of land use right and net loss of US$2.2 million for the year ended December 31, 2015.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

We also evaluate the recoverability of our property and equipment and other long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying value of those assets to be held and used is measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

No impairment loss was recognized during the years ended December 31, 2015 and 2014.

Revenue Recognition

We recognize revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Revenues from provision of gaming related services represent revenues arising from the provision of facilities for the operation of Studio City Casino by Melco Crown Macau and services related thereto pursuant to the Services Agreement, under which Melco Crown Macau operates the Studio City Casino.

Room revenues, food and beverage revenues, and entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement. Revenue from the provision of management services is recognized when the services are provided and are included in entertainment, retail and other revenues.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in cost of provision of gaming related services.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2015 and 2014, we recorded valuation allowances of US$24.6 million and US$5.1 million, respectively; as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Recent Changes in Accounting Standards

See note 2 to our consolidated financial statements included elsewhere in this annual report for a discussion of recent changes in accounting standards.

Results of Operations

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

Revenues

Our total net revenues for the year ended December 31, 2015 were US$67.7 million, an increase of US$65.9 million, from US$1.8 million for the year ended December 31, 2014. The increase in total net revenues was due to Studio City started operations in October 2015.

Our total net revenues for the year ended December 31, 2015 consisted of US$21.4 million of revenues from provision of gaming related services, representing 31.7% of our total net revenues, and US$46.3 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2014 represented US$1.8 million of non-casino revenues.

Provision of gaming related services. Provision of gaming related services, which represent revenues arising from the provision of facilities for the operation of the Studio City Casino by Melco Crown Macau and services related thereto pursuant to the Services Agreement, were US$21.4 million for the year ended December 31, 2015 (2014 : nil).

Studio City generated casino revenues of US$94.4 million for the year ended December 31, 2015. Mass market table games drop was US$365.3 million and the mass market table games hold percentage was 22.4% for the year ended December 31, 2015. Average net win per gaming machine per day was US$168 for the year ended December 31, 2015. After the reimbursement to Melco Crown Macau of the costs incurred in connection with its operation of the Studio City Casino pursuant to the Services Agreement, US$21.4 million was recognized as revenues from provision of gaming related services for the year ended December 31, 2015.

Rooms. Studio City consists of Celebrity Tower and the all-suite Star Tower, which offers approximately 1,600 guest rooms in total. Room revenues (including the retail value of promotional allowances) for the year ended December 31, 2015 were US$14.7 million (2014 : nil). Studio City’s average daily rate, occupancy rate and REVPAR were US$136, 98% and US$133, respectively, for the year ended December 31, 2015.

Food, beverage and others. Food, beverage and other revenues (including the retail value of promotional allowances) for the year ended December 31, 2015 included food and beverage revenues of US$8.5 million and entertainment, retail and other revenues of US$23.9 million. Food, beverage and other revenues (including the retail value of promotional allowances) for the year ended December 31, 2014 included entertainment, retail and other revenues of US$1.8 million. The increase of US$30.6 million in food, beverage and other revenues from the year ended December 31, 2014 to the year ended December 31, 2015 was primarily due to Studio City’s newly-opened attractions including Golden Reel, Batman Dark Flight, The House of Magic, as well as a vast array of food and beverage outlets, operating and right to use fee income for mall spaces in Studio City and management fee income from affiliated companies.

Operating costs and expenses

Total operating costs and expenses were US$251.3 million for the year ended December 31, 2015, representing an increase of US$221.1 million, from US$30.2 million for the year ended December 31, 2014.

Provision of gaming related services. Provision of gaming related services expenses were US$2.3 million for the year ended December 31, 2015, which mainly represent the payroll and rental expenses, as well as complimentary hotel rooms, food, beverage and others offered to gaming customers (2014 : nil).

Rooms. Room expenses, which represent the costs of operating the hotel facilities at Studio City, were US$4.2 million for the year ended December 31, 2015 (2014 : nil).

Food, beverage and others. Food, beverage and other expenses were US$23.7 million for the year ended December 31, 2015 (2014 : nil).

General and administrative. General and administrative expenses increased by US$26.4 million, to US$29.5 million for the year ended December 31, 2015 from US$3.2 million for the year ended December 31, 2014, primarily due to the increase in payroll expenses, marketing and advertising expenses, utilities and other administrative expenses for Studio City since its opening.

Pre-opening costs. Pre-opening costs were US$150.9 million for the year ended December 31, 2015 as compared to US$15.0 million for the year ended December 31, 2014. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. The increase was primarily due to the production cost for the short film “The Audition” and the increase in payroll expenses, marketing, advertising and other administrative costs to cope with Studio City’s opening on October 27, 2015.

Amortization of land use right. Amortization of land use right expenses were US$9.9 million and US$12.1 million for the years ended December 31, 2015 and 2014, respectively. The decrease was primarily due to the extension of the estimated lease term of the land use right since October 2015.

Depreciation and amortization. Depreciation and amortization expenses were US$30.9 million and US$26,000 for the years ended December 31, 2015 and 2014, respectively. The increase was primarily due to approximately two months of depreciation of assets at Studio City during the year ended December 31, 2015.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain (loss), net and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$2.3 million for the year ended December 31, 2015, as compared to US$4.7 million for the year ended December 31, 2014. The decrease was primarily due to lower level of deposits placed at banks during the year ended December 31, 2015.

Interest expenses were US$23.3 million (net of capitalized interest of US$108.4 million) for the year ended December 31, 2015, compared to US$17.1 million (net of capitalized interest of US$81.3 million) for the year ended December 31, 2014. The increase in net interest expenses (net of capitalization) of US$6.2 million was primarily due to US$35.0 million higher interest expenses on the term loan under the Studio City Project Facility drew in July 2014, partially offset by higher interest capitalization of US$27.1 million associated with Studio City construction and development projects.

Amortization of deferred financing costs were US$16.3 million (net of capitalization of US$8.6 million) for the year ended December 31, 2015, compared to US$10.7 million (net of capitalization of US$0.3 million) for the year ended December 31, 2014. Amortization of deferred financing costs for both years ended December 31, 2015 and 2014 were associated with the drawdown in full in July 2014 of the term loan facility under the Studio City Project Facility and Studio City Notes issued in November 2012. The increase was primarily due to US$13.8 million higher amortization of deferred financing costs associated with the term loan under the Studio City Project Facility drew in July 2014, partially offset by higher capitalization of US$8.3 million.

Loan commitment fees associated with the Studio City Project Facility were payable from January 2013 and amounted to US$1.8 million and US$15.2 million for the years ended December 31, 2015 and 2014, respectively. The decrease in the amount of fees payable resulted from the drawdown in full of the term loan facility under the Studio City Project Facility in July 2014.

Costs associated with debt modification for the year ended December 31, 2015 were US$7.0 million, which mainly represented legal and professional fees incurred for the loan documentation amendment of Studio City Project Facility that are not eligible for capitalization. There were no costs associated with debt modification for the year ended December 31, 2014.

Income tax expense

Income tax expense for the year ended December 31, 2015 was attributable to deferred income tax expenses of US$0.3 million. The effective tax rate for the year ended December 31, 2015 was a negative rate of 0.1%, as compared to nil for the year ended December 31, 2014. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of expenses for which no income tax benefit is receivable and change in valuation allowance for the years ended December 31, 2015 and 2014. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss

As a result of the foregoing, we had net loss of US$229.4 million for the year ended December 31, 2015, compared to US$68.9 million for the year ended December 31, 2014.

Liquidity and Capital Resources

We have relied on shareholder equity contributions and/or subordinated loans from our shareholders, net proceeds from the Studio City Notes and a portion of the Studio City Project Facility to meet our development project needs through the opening of Studio City. Following the opening of Studio City in October 2015, we have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2015, a total of US$1,280.0 million, representing all of the capital contribution required under the Shareholders Agreement, has been funded by MCE Cotai and New Cotai. The Shareholders Agreement does not require MCE Cotai or New Cotai to make any additional capital contributions to SCI.

As of December 31, 2015, we held unrestricted cash and cash equivalents and restricted cash of approximately US$276.5 million and US$277.4 million, respectively.

Under the Studio City Project Facility (as amended from time to time), we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100.0 million) revolving credit facility. On July 28, 2014, we drew down the term loan under the Studio City Project Facility, while the revolving credit facility under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent. Certain proceeds of the term loan facility (which has been fully drawn) have been placed in a disbursement account, which is secured in favor of the security agent for the facility, and may be withdrawn to pay Project Costs, subject to the satisfaction of certain conditions and requirements pursuant to an agreed term loan facility disbursement facility agreement. Certain proceeds of the Studio City Notes have also been placed in reserved accounts, which are secured in favor of the collateral agent for the Studio City Notes, and may be withdrawn to pay the interest payable under the Studio City Notes, subject to the satisfaction of conditions and requirements as specified by the relevant security documents.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2015	2014
	(In thousands of US$)
Net cash used in operating activities	$(121,814)	$(43,519)
Net cash provided by (used in) investing activities	$173,024	$(1,443,077)
Net cash provided by financing activities	$222,113	$1,489,757

Net increase in cash and cash equivalents	$273,323	$3,161
Cash and cash equivalents at beginning of year	$3,161	$—

Cash and cash equivalents at end of year	$276,484	$3,161

Operating Activities

Studio City started operations on October 27, 2015. Operating cash flows are generally affected by changes in operating income and receivable related to provision of gaming related services and hotel operations and the remainder of the business including food and beverage and entertainment, is conducted primarily on a cash basis. There was no revenue and cash generated from our intended operations before the commencement of operations.

Net cash used in operating activities was US$121.8 million for the year ended December 31, 2015, compared to US$43.5 million for the year ended December 31, 2014. The increase in net cash used in operating activities was mainly due to the increase in pre-opening costs, general and administrative expenses and other operating costs paid during the year.

Investing Activities

Net cash provided by investing activities was US$173.0 million for the year ended December 31, 2015, as compared to net cash used in investing activities of US$1,443.1 million for the year ended December 31, 2014. The change was primarily due to the decrease in restricted cash, advance payments and deposits for acquisition of property and equipment and land use right payment, as well as proceeds from sale of property and equipment received during the year ended December 31, 2015, partially offset by increased capital expenditure payments, payment for transfer of other long-term assets from an affiliated company and fund to an affiliated company. Net cash provided by investing activities for the year ended December 31, 2015 mainly included a decrease in restricted cash of US$1,141.1 million and proceeds from sale of property and equipment of US$20.5 million, partially offset by capital expenditure payments of US$821.4 million, payment for transfer of other long-term assets from an affiliated company of US$74.9 million, fund to an affiliated company of US$47.0 million, land use right payment of US$24.4 million and advance payments and deposits for acquisition of property and equipment of US$18.9 million.

The decrease in restricted cash of US$1,141.1 million during the year ended December 31, 2015 was primarily due to withdrawal and payment of Studio City Project Costs from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of the Studio City Notes and Studio City Project Facility.

Net cash used in investing activities was US$1,443.1 million for the year ended December 31, 2014, which primarily included capital expenditure payments of US$686.2 million, increase in restricted cash of US$649.5 million, advance payments and deposits for acquisition of property and equipment of US$60.4 million and land use right payment of US$47.0 million.

The increase in restricted cash of US$649.5 million for the year ended December 31, 2014 resulted primarily from the drawdown of the term loan facility under the Studio City Project Facility on July 28, 2014 of US$1,295.7 million and the transfer of funds from Studio City Holdings, our immediate holding company, of US$199.5 million as described below, partially offset by the withdrawal and payment of Project Costs and interest of US$845.7 million for the year ended December 31, 2014 from bank accounts that are restricted for Project Costs in accordance with the terms of the Studio City Notes and the Studio City Project Facility.

Financing Activities

Net cash provided by financing activities was US$222.1 million for the year ended December 31, 2015, primarily from the proceed from issuance of our company’s share received from Studio City Holdings, our immediate holding company of US$225.0 million.

Net cash provided by financing activities was US$1,489.8 million for the year ended December 31, 2014, primarily from the drawdown of the term loan facility under the Studio City Project Facility on July 28, 2014 of US$1,295.7 million and advances from Studio City Holdings, which are unsecured and non-interest bearing, of US$199.5 million. The advances from Studio City Holdings of US$199.5 million were sourced through capital injections from MCE Cotai and New Cotai, shareholders of SCI. These were offset in part by the payment of debt issuance costs associated with the Studio City Notes and the Studio City Project Facility in an aggregate amount of US$5.5 million.

Indebtedness and Capital Contributions

The following table presents a summary of our indebtedness as of December 31, 2015:

As of December 31,
2015
(in thousands of US$)
Studio City Project Facility	$1,295,689
Studio City Notes	$825,000

$2,120,689

Major changes in our indebtedness during the year ended and subsequent to December 31, 2015 are summarized below:

In November 2015, Studio City Company, as the borrower under the Studio City Project Facility, completed an amendment to the Studio City Project Facility, which included changing the Studio City opening date condition from 400 to 250 tables, consequential adjustments to the financial covenants, and rescheduling the commencement of financial covenant testing to March 31, 2017. The amendment also included the creation of a new secured liquidity account held in the name of the borrower, which is freely used for Studio City operation, and credited with the US$225.0 million completion support funds previously provided by SCI as cash collateral in favor of the security agent for the facility. The opening date conditions under the Studio City Project Facility were met on February 1, 2016.

For the purpose of financing the Studio City project, we issued the US$825.0 million Studio City Notes and drew down the term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. As of the date of this annual report, MCE Cotai and New Cotai, shareholders of SCI, have contributed US$1,250.0 million to Studio City and US$30.0 million for the initial design works for the Additional Development in accordance with the Shareholders Agreement. Studio City’s grand opening occurred on October 27, 2015 and the opening date conditions under the Studio City Project Facility were met on February 1, 2016.

For further details of the above indebtedness, please also refer to note 8 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used and still available to us, the maturity profile of such debt facilities, the applicable currency and interest rate structures, the charges on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. Please also refer to “— Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “— Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2015.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
Studio City Project Facility	$77.7	$1,218.0	$—	$—	$1,295.7
Studio City Notes	—	—	825.0	—	825.0
Fixed interest payments	70.1	140.3	134.4	—	344.8
Variable interest payments(2)	60.9	58.4	—	—	119.3
Construction costs and property and equipment retention payables	36.7	0.4	—	—	37.1
Other contractual commitments:
Government annual land use fees(3)	0.5	1.3	2.3	6.5	10.6
Construction, plant and equipment acquisition commitments(4)	8.8	—	—	—	8.8

Total contractual obligations	$254.7	$1,418.4	$961.7	$6.5	$2,641.3

(1)	See note 8 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)	Amounts for all periods represent our estimated future interest payments on our debt facility based upon amounts outstanding and HIBOR as at December 31, 2015 plus the applicable interest rate spread in accordance with the debt agreement. Actual rates will vary.
(3)	The Studio City site is located on land parcel in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. See “Business” for further details of the land concession obligation.
(4)	See note 15(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction, plant and equipment acquisition commitments.

Off-Balance Sheet Arrangements

Except as disclosed in note 15(d) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our ordinary shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All subsidiaries of our company incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2015, the legal reserve was nil and no reserve was set aside during the year ended December 31, 2015.

Restrictions on Distributions

The indenture governing the Studio City Notes and the agreement for the Studio City Project Facility contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by us (as issuer of the Studio City Notes) and our restricted subsidiaries, and Studio City Company (as borrower under the Studio City Project Facility), its parent company and its restricted subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe that our primary exposure to market risk will be interest rate risk associated with our substantial indebtedness.

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. As of December 31, 2015, we are subject to fluctuations in HIBOR as a result of the Studio City Project Facility. In addition, we entered into interest rate swaps in connection with a portion of our drawdown under the Studio City Project Facility in accordance with our lenders’ requirements at such time under the Studio City Project Facility. As of December 31, 2015, we had two interest rate swap agreements with a total nominal amount of HK$1,867,199,900 (equivalent to approximately US$240.0 million) that expired in March 2016. In March 2016, we entered into another two interest rate swap agreements with a total nominal amount of HK$1,867,199,900 (equivalent to approximately US$240.0 million) that will expire in September 2016.

We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

As of December 31, 2015 and 2014, approximately 39% of our total indebtedness was subject to interest at a fixed rate. Based on December 31, 2015 indebtedness and interest rate swap levels, an assumed 1% increase or decrease in HIBOR would cause our annual interest cost to increase or decrease by approximately US$10.6 million.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations, our indebtedness and as a result of the presentation of our consolidated financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca and H.K. dollar. A significant portion of our indebtedness, as a result of the Studio City Notes, is denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar. In addition, the Studio City Project Facility is denominated in H.K. dollar, and the costs associated with servicing and repaying such debt will be denominated in H.K. dollar.

The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies have remained relatively stable over the past several years. However, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions. Based on the balances of indebtedness denominated in currencies other than U.S. dollar as of December 31, 2015, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$13.0 million for the year ended December 31, 2015. Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2015 included U.S. dollars, H.K. dollars and Patacas. Based on the cash and bank balances as of December 31, 2015, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$2.9 million for the year ended December 31, 2015.

BUSINESS

Overview

We are a subsidiary of MCE, a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. On July 27, 2011, MCE, through its subsidiary, MCE Cotai, acquired a 60% interest in SCI from an independent third party. New Cotai Holdings, an entity incorporated in Delaware and controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P., retains the remaining 40% interest in SCI through its wholly-owned subsidiary New Cotai.

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which opened in October 2015. As of December 31, 2015, Studio City operated 200 gaming tables and 1,175 gaming machines. Starting from January 1, 2016, Studio City operated a further 50 gaming tables in its gaming area. The gaming operations of Studio City are currently focused on the mass market and targeting all ranges of mass market patrons. Studio City will assess and evaluate its focus on different market segments from time to time and will adjust its operations as appropriate. Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to focus on the mass market segments, with its cinematically-themed, unique and innovative interactive attractions, including Asia’s highest figure-8 Ferris wheel, a Warner Bros.-themed family entertainment center, a Batman film franchise digital ride, a 5,000 seat multi-purpose live performance arena, a live magic venue and a night club, as well as approximately 1,600 hotel rooms, a vast array of food and beverage outlets and approximately 35,000 square meters (equivalent to approximately 377,000 square feet) of themed and innovative retail space.

Four months after its grand opening in October 2015, Studio City was awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016, recognizing its high standard of facilities, games, customer service, atmosphere, style and design of the resort.

Studio City is located in Cotai, Macau. In addition to its diverse range of gaming and non-gaming offerings, Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint (“Where Cotai Begins” which connects China to Macau) and a proposed light rail station, is a major long term competitive advantage, particularly as it relates to the mass market segment.

We are currently reviewing the development plan and schedule for the remaining undeveloped land of the Property.

Pursuant to the Services Agreement, Melco Crown Macau operates the Studio City Casino and is reimbursed for the costs incurred in connection with its operation of the Studio City Casino. On December 21, 2015, we entered into the Non-gaming Services Agreements pursuant to which we and MCE Affiliates share and mutually provide non-gaming services at Studio City, City of Dreams and Altira Macau.

The Property

(A)	Studio City

Hotel and Gaming Capacity

Studio City includes a high rise structure accommodating self-managed luxury hotel facilities with approximately 1,600 hotel rooms. As of December 31, 2015, Studio City operated 200 gaming tables and 1,175 gaming machines. Starting from January 1, 2016, Studio City operated a further 50 gaming tables in its gaming area.

Retail

The themed and innovative retail space is of approximately 35,000 square meters (equivalent to approximately 377,000 square feet) and located at the lower podium of an integrated superstructure. The net leasable area of approximately 22,000 square meters (equivalent to 0.24 million square feet) is available in Studio City. The retail mall showcases a variety of shops, and food and beverage offerings.

Entertainment

At the forefront of Asia’s next generation of immersive, world-leading, entertainment-driven gaming and leisure destination experiences, Studio City offers a wide range of stunning attractions, such as Asia’s highest figure-8 Ferris wheel, a Warner Bros.-themed family entertainment center, a Batman film franchise digital ride, a 5,000 seat multi-purpose live performance arena, a live magic venue and a night club.

Customers

The gaming operations of Studio City are currently focused on the mass market and targeting all ranges of mass market patrons, consisting of individuals who are expected to appreciate the broad leisure and entertainment offerings featured at Studio City , including interactive attractions and rides, together with significant retail and food & beverage venues. Studio City will assess and evaluate its focus on different market segments including rolling chip segments, which typically attract wealthy high-end patrons who seek the excitement of high stakes gaming from time to time and will adjust its operations as appropriate.

Location and description of the Land Grant

Studio City is located in Cotai, Macau and has, together with the Additional Development, land area of 130,789 square meters (equivalent to approximately 1.4 million square feet) held under a 25-year land lease agreement with the Macau government that is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. In October 2001, the Macau government granted the land on which Studio City is located to Studio City Developments. The Studio City land concession contract was amended in September 2015 to permit Studio City Developments to build a complex comprising a four-star hotel, a facility for cinematographic industry, including supporting facilities for entertainment and tourism, parking and free area.

The gross construction area of the Property site is approximately 707,078 square meters (equivalent to approximately 7.6 million square feet). The gross construction area for Studio City is approximately 477,336 square meters (equivalent to approximately 5.2 million square feet). The land premium of approximately MOP1,402.0 million (equivalent to approximately US$175.0 million) has been paid up in full in January 2015. The development period under the Studio City land concession contract is for 72 months from July 25, 2012. Government land use fee of approximately MOP3.9 million (equivalent to approximately US$490,000) per annum are payable during the development stage. The annual government land use fees payable after completion of development will be MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years as agreed.

Shared Services and Management

We share certain resources and services with MCE Affiliates, including senior management services, marketing capabilities, operations, supply chain logistics, warehousing and strategic sourcing, transportation, legal and compliance services, certain finance processes, information technology, human resources services and other customarily centralized corporate functions under the Non-gaming Services Agreements.

Pursuant to the Non-gaming Services Agreements, MCE Affiliates are reimbursed for costs incurred by them in connection with the design, development, construction, equipping, supply, installation, testing, commissioning, opening and operation of Studio City. The Non-gaming Services Agreements have been approved under SCI’s related party transactions policy which requires New Cotai’s approval and that a fairness opinion has been obtained.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize the database of MCE Affiliates and we also engage local and regional media to publicize our Property and its operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of commission and other incentive-based programs.

(B)	Additional Development

We will develop the remaining land covered by the Land Grant and expect it to include additional luxury hotel and related facilities, retail, entertainment and gaming expansion capacity. Our plan for the Additional Development is under review and remains subject to change.

Market and Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Competitors of Studio City in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties as compared to Studio City.

Macau Gaming Market

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM Holdings Limited (“SJM”), which is a company listed on The Stock Exchange of Hong Kong Limited in which Mr. Lawrence Ho, MCE’s co-chairman and chief executive officer, and his family members have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy Entertainment Group Limited (“Galaxy”), a consortium of Hong Kong and Macau businessmen. SJM has granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to Venetian Macau Limited (“VML”), a subsidiary of Las Vegas Sands Corporation, the developer of Sands Macao, The Venetian Macao and Sands Cotai Central. Melco Crown Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM has extensive experience in operating in the Macau market and long-established relationships in Macau. SJM has begun construction of its new casino in Cotai which has been announced to open in 2017.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula. In addition they opened an extension to Wynn Macau called Encore in 2010. In 2012, Wynn Macau started the construction for a new casino in Cotai, which it expects to open in June 2016.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015.

VML, a subsidiary of Sands China Ltd., with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Sands Cotai Central, which are located in Cotai. Sands China Ltd. has announced proposals for the development of an additional hotel tower at Sands Cotai Central in Cotai and the opening of the Parisian in Cotai in the second half of 2016.

MGM Grand Paradise, with a subconcession under SJM’s concession, opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise has announced its intention to develop a new casino in Cotai and began its construction of additional project in February 2013 and has announced to open the new casino in the first quarter of 2017.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of 10 years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and as such different policies, including the policy on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2015 was 5,957. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize to operate.

Other Regional Markets

The Property may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau.

We will also face competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world. These include Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. together with MCE Leisure (Philippines) Corporation, the manager and operator of City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort located within Entertainment City, Manila, an area in the city of Manila which is currently under development and an indirect subsidiary of MCE, as well as Philippines Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau, which is our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are generally the key periods where business and visitation fluctuate considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Employees

All of our corporate and administrative functions as well as non-gaming activities is administered by staff of MCE or its affiliates, subsidiaries or designees. Melco Crown Macau is responsible for the operation of the Studio City Casino facilities, including hiring, employing, training and supervising casino personnel, including in the pre-opening phase of Studio City, and we reimburse Melco Crown Macau for all of the costs in connection with its operation of the Studio City Casino, including employee costs.

In early 2015, Melco Crown Macau completed a major recruitment exercise, both in Macau and elsewhere, providing internal development opportunities, transferring skilled employees from other business units and recruiting executives, managers and operational employees with suitable industry experience for the Studio City Casino. Melco Crown Macau will continue to manage all training and employment related matters for employees that have been deployed at the Studio City Casino, to ensure that operational requirements are consistently met.

Intellectual Property

As part of our branding strategy, we have applied for or registered a number of trademarks (including “Studio City” trademarks and “Where Cotai Begins” trademarks) in Macau, Hong Kong and other jurisdictions for use in connection with Studio City. Where possible, we intend to continue to register trademarks as we develop, review and implement our branding strategy for Studio City. However, our current and any future trademarks are subject to expiration and we cannot guarantee that we will be able to renew all of them upon expiration. Our inability to renew the registration of certain trademarks and the loss of such trademarks could have an adverse effect on our business, financial condition, results of operations and cash flows.

Insurance

We intend to obtain insurance of the types and in amounts that are customary in the industry and which we believe will reasonably protect our interests.

During the period in which Studio City was being built, we maintained third party liability (including accidental pollution liability), workers compensation and contractor’s all risks insurances. We also required our general contractors to maintain certain insurances.

Following the opening of Studio City, we maintain commercial general liability (including accidental pollution liability), automobile liability, workers compensation, property damage and machinery breakdown and business interruption insurances. We also require certain contractors who may perform work on Studio City, as well as other vendors, to maintain certain insurances. In each case, all such insurances are subject to various caps on liability, both on a per claim and aggregate basis, as well as certain deductibles and other terms and conditions.

Environmental Matters

We have been committing to environmental awareness throughout the construction phase of Studio City, and have developed built-in innovative and energy saving green technologies for operations at Studio City. Currently, we are not aware of any environmental complaints made against us.

Legal and Administrative Proceedings

We may be subject to legal proceedings from time to time. We are not currently involved in any legal or administrative proceedings that we expect, individually or in the aggregate, to have a material adverse effect on our financial condition, results of operations or liquidity.

MANAGEMENT

Directors

The board of SCI will be responsible for the overall management of SCI and its subsidiaries, including our company.

The following table sets forth information regarding our directors as of the date of this annual report.

Name	Age	Position/Title
Clarence Yuk Man Chung	53	Director
Geoffrey Stuart Davis	48	Director
Stephanie Cheung	53	Director

Mr. Clarence Yuk Man Chung is our director. Mr. Chung also served as the non-executive director of MCE since November 21, 2006. Mr. Chung has also been an executive director of Melco since May 2006. He joined Melco in December 2003. Mr. Chung has served as a director of Melco Leisure and Entertainment Group Limited since 2008. Before joining Melco, he has more than 25 years of experience in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including year 2013) by Inside Asian Gaming magazine. Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc., a company listed on the Nasdaq Capital Market, since August 2008 and October 2008, respectively. Mr. Chung has been the chairman and president of Melco Crown (Philippines) Resorts Corporation, a company listed on the Philippine Stock Exchange, since December 2012. Mr. Chung has also been appointed as a director of a number of MCE’s subsidiaries incorporated in various different jurisdictions. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Mr. Geoffrey Stuart Davis is our director. Mr. Davis is also the executive vice president and chief financial officer of MCE and he was appointed to his current role in April 2011. Prior to that, he served as MCE’s deputy chief financial officer from August 2010 to March 2011 and senior vice president, corporate finance from 2007, when he joined MCE. Prior to joining MCE, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he was the vice president of corporate communications for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts from Brown University in 1991.

Ms. Stephanie Cheung is our director. Ms. Cheung is also the executive vice president and chief legal officer of MCE and she was appointed to her current role in December 2008. Prior to that, she held the title of general counsel from November 2006, when she joined MCE. She has acted as the secretary to MCE’s board since she joined MCE. Prior to joining MCE, Ms. Cheung was an of counsel at Troutman Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986 and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales, and Hong Kong.

Property Management Team

The following table sets forth information regarding the property management team as of the date of this annual report.

Name	Age	Position/Title
Jay Dee Clayton	63	Property President
Timothy G. Nauss	58	Property CFO

Mr. Jay Dee Clayton is the Property President at Studio City. He was appointed to his current role in January 2015. Prior to that, Mr. Clayton was EVP Operations at Wynn Macau and most recently operated his own consulting practice that focused on assisting companies to improve the customer experience and increase the velocity of business through technological innovation. At Wynn Macau, Mr. Clayton was Operations Project Manager for the development and delivery of Encore at Wynn Macau. Mr. Clayton has a strong background and international experience in all aspects of integrated casino resorts including table games operations/administration, slot operations, casino marketing. Mr. Clayton has also been directly involved in operating both mass market and VIP gaming facilities. He was the General Manager of a hotel and casino in Darwin, Australia earlier in his career.

Mr. Timothy G. Nauss is our Property CFO at Studio City and he was appointed to his current role in January 2015. Most recently, Mr. Nauss was the Executive Director, Finance for Wynn Palace, where he focused on Cotai Strip development for Finance division. Prior to this role, he was Director of Finance at Wynn Macau and was involved in opening of Encore Macau. Prior to joining Wynn Macau in 2009, Mr. Nauss was the Director of Finance, Cotai for Venetian Macau, Limited, and served as Director of Finance in the pre-opening development, operational development and opening for Venetian Macao Resort Hotel. He was VP of Finance with Wyndham International from 2000 to 2005. Mr. Nauss began his career in hospitality with Hilton Hotels Corporation and served in a number of executive capacities in both Operations and Finance. Mr. Nauss has a bachelor of arts and sciences from the University of South Carolina.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2015 and 2014, see note 16 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

Studio City Project Facility

On January 28, 2013, Studio City Company, entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) term loan facility (the “Term Loan Facility”) and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility (the “Revolving Credit Facility”), each as described in further detail below.

In November 2015, Studio City Company completed an amendment to the Studio City Project Facility, which included changing the Studio City project “Opening Date” (defined below) condition from 400 to 250 tables, consequential adjustments to the financial covenants, and rescheduling the commencement of financial covenant testing to March 31, 2017. The “Opening Date” (defined below) conditions under the Studio City Project Facility were met on February 1, 2016.

Term Loan Facility

The Studio City Project Facility matures on the date which is five years after the signing date of the definitive agreement in respect of the Studio City Project Facility (the “Signing Date”) and is subject to quarterly amortization payments commencing on the earlier of (i) the first fiscal quarter end date falling not less than 45 months after the Signing Date and (ii) the end of the second full fiscal quarter after the opening date of the Studio City project (the “Opening Date”). The Term Loan Facility was fully drawn prior to the end of its availability period, and certain proceeds of the facility have been placed in a disbursement account and may be withdrawn to pay Project Costs, subject to the satisfaction of certain conditions and requirements pursuant to an agreed term loan facility disbursement facility agreement.

Revolving Credit Facility

The Revolving Credit Facility matures on the date which is five years after the Signing Date and has no interim amortization. The Revolving Credit Facility may be utilized prior to the Opening Date for, among other things, the payment of Project Costs by way of issue of letters of credit up to a maximum amount of HK$387,710,000 (equivalent to approximately US$50.0 million), and may be borrowed in full on a revolving basis after the Opening Date.

Use of Proceeds

Term Loan Facility

The proceeds of borrowings under the Term Loan Facility may be used, among other things, to finance or refinance the design, development, construction and pre-opening costs of the Property (including interest and other financing costs) and to pay fees and expenses incurred in connection therewith.

Revolving Credit Facility

The proceeds of borrowings under the Revolving Credit Facility may be used:

(i)	for the issuance of letters of credit, subject to a maximum limit of HK$387,710,000 (equivalent to approximately US$50.0 million); and

(ii)	(for all drawings) to finance the general corporate purposes and working capital needs of Studio City Investments, Studio City Company and their subsidiaries (collectively, the “Group”) following the Opening Date (including, in certain circumstances, interest on the Studio City Project Facility and the Studio City Notes and in funding certain reserve accounts).

Repayment

The Term Loan Facility amortizes by three percent on a quarterly basis commencing on the earlier of (i) the first fiscal quarter end date falling not less than 45 months after the Signing Date and (ii) the end of the second full fiscal quarter after the Opening Date, with a balloon payment due on the final maturity date of the Term Loan Facility, which is five years after the Signing Date. No amortization shall be required with respect to the Revolving Credit Facility. The final maturity date of the Revolving Credit Facility shall also be the date which is five years after the Signing Date.

Interest and Fees

Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, after which time the interest rate shall be HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of the Group.

Studio City Company is obligated to pay a commitment fee of 40% of the applicable margin on the unused portions of the Studio City Project Facility from the Signing Date through the applicable availability period. The Term Loan Facility was fully drawn prior to the end of its availability period, and certain proceeds of such facility have been placed in a disbursement account and may be withdrawn to pay Project Costs subject to the satisfaction of certain conditions and requirements pursuant to an agreed term loan facility disbursement facility agreement.

Completion Support and Liquidity Amount

As a condition precedent to the funding of the Studio City Project Facility, SCI was required to procure completion support with an aggregate liability cap of US$225 million (the “Completion Support”). This requirement was satisfied in December 2013 by the deposit of cash collateral of US$225 million into a collateral account maintained by SCI and pledged in favour of the finance parties under the Studio City Project Facility. Of this US$225 million deposited cash collateral, certain amounts had been earmarked to partially fund the construction budget increased in June 2014.

As part of the amendment to the Studio City Project Facility, it was agreed with the lenders that the Completion Support would be released, and the remaining amount of the Completion Support would be credited to a new secured liquidity account held in the name of Studio City Company. From the time of the amendment, such funds are available to be applied against Project Costs, debt service, making of equity cures (if necessary), funding certain reserve accounts and for the general corporate and working capital purposes of the Group.

Security

Security for the Studio City Project Facility and any hedging related thereto includes, among other things, first-ranking security over all or substantially all of the assets of each company in the Group, including a mortgage of certain land. Certain contractual counterparties, including Melco Crown Macau, are required to enter into direct agreements with certain of the finance parties under the Studio City Project Facility, which will modify the operation of their contracts, including the rights of the parties thereunder. In the case of Melco Crown Macau, a direct agreement was entered into in November 2013 with certain of the finance parties under the Studio City Project Facility pursuant to which a right may arise to retain (after an agreed period following enforcement of the security) (and not reinvest) a portion of the revenues from its operation of the Studio City Casino.

Covenants

Studio City Investments and its subsidiaries (collectively, the “Obligors”) are required to comply with certain negative and affirmative covenants that are customary for a financing of this nature, including certain covenants relating to Studio City. These covenants include, among others, restrictions (subject to certain exceptions) on the ability of the Obligors to:

•	create or permit to subsist any encumbrance or other security interest;

•	dispose of any of its assets;

•	make investments;

•	make any loan or advance or guarantee indebtedness;

•	incur or make payments in respect of indebtedness; or

•	make dividends or distributions.

In addition, Studio City Company is required to comply with certain financial covenants, which include tests of the following ratios:

•	cashflow to debt service;

•	EBITDA to finance charges;

•	senior first lien debt to EBITDA; and

•	total debt to EBITDA,

in each case as defined in the definitive agreement in respect of the Studio City Project Facility and tested quarterly (commencing on March 31, 2017).

The financial covenants also include a limitation on additional capital expenditure until an agreed period after the Opening Date.

Events of Default

The definitive agreement in respect of the Studio City Project Facility contains customary events of default, including events of default relating to the failure to meet specified conditions for opening and construction completion of Studio City by agreed long stop dates. These conditions required, among others, the full opening of Studio City for business to the general public by October 1, 2016, with a minimum 400 gaming tables available for operation, and a minimum area of public floor space occupied and open for operations. As part of the amendment to the Studio City Project Facility, the aforementioned condition for 400 tables was reduced to 250 tables. The Opening Date conditions under the Studio City Project Facility were met on February 1, 2016.

Other Financing

To the extent permitted by the definitive agreement in respect of the Studio City Project Facility and the indenture for the Studio City Notes, we may obtain financing in the form of, among other things, additional equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund further project development.

STUDIO CITY FINANCE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

INDEPENDENT AUDITORS’ REPORT

To the Shareholder and the Board of Directors of Studio City Finance Limited:

We have audited the accompanying consolidated financial statements of Studio City Finance Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, shareholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Studio City Finance Limited and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 29, 2016

STUDIO CITY FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2015	2014
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$276,484	$3,161
Restricted cash (Note 2(e))	277,375	1,368,390
Accounts receivable (Note 3)	6,145	—
Amounts due from affiliated companies (Note 16(b))	48,927	3,874
Amount due from an intermediate holding company (Note 16(c))	2,320	82
Current portion of loan to an affiliated company (Note 16(d))	500	—
Inventories	7,632	—
Prepaid expenses and other current assets	17,468	2,999

Total current assets	636,851	1,378,506

PROPERTY AND EQUIPMENT, NET (Note 4)	2,505,601	1,629,803
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS (Note 5)	78,576	80,687
LOAN TO AN AFFILIATED COMPANY (Note 16(d))	1,500	—
RESTRICTED CASH (Note 2(e))	—	50,064
DEFERRED FINANCING COSTS, NET	63,486	85,195
LAND USE RIGHT, NET (Note 6)	132,318	142,227

TOTAL ASSETS	$3,418,332	$3,366,482

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$3,583	$—
Accrued expenses and other current liabilities (Note 7)	210,870	139,223
Current portion of long-term debt (Note 8)	77,741	—
Amounts due to affiliated companies (Note 16(e))	32,873	3,730
Amount due to ultimate holding company (Note 16(f))	933	337

Total current liabilities	326,000	143,290

LONG-TERM DEBT (Note 8)	2,042,948	2,120,689
ADVANCE FROM IMMEDIATE HOLDING COMPANY (Note 16(g))	942,779	942,779
OTHER LONG-TERM LIABILITIES (Note 9)	17,402	57,846
DEFERRED TAX LIABILITIES (Note 12)	333	—
COMMITMENTS AND CONTINGENCIES (Note 15)

STUDIO CITY FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2015	2014
SHAREHOLDER’S EQUITY
Ordinary shares at US$1 par value per share (Authorized – 50,000 shares as of December 31, 2015 and 2014 and issued – 2 and 1 share(s) as of December 31, 2015 and 2014, respectively) (Note 11)	$—	$—
Additional paid-in capital	515,014	298,596
Accumulated other comprehensive losses	(126)	(84)
Accumulated losses	(426,018)	(196,634)

Total shareholder’s equity	88,870	101,878

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$3,418,332	$3,366,482

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014
OPERATING REVENUES
Provision of gaming related services	$21,427	$—
Rooms	14,724	—
Food and beverage	8,461	—
Entertainment, retail and others	23,903	1,767

Gross revenues	68,515	1,767
Less: promotional allowances	(824)	—

Net revenues	67,691	1,767

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(2,253)	—
Rooms	(4,203)	—
Food and beverage	(10,565)	—
Entertainment, retail and others	(13,106)	—
General and administrative	(29,538)	(3,161)
Pre-opening costs	(150,910)	(14,951)
Amortization of land use right	(9,909)	(12,104)
Depreciation and amortization	(30,850)	(26)
Property charges and others	(6)	—

Total operating costs and expenses	(251,340)	(30,242)

OPERATING LOSS	(183,649)	(28,475)

NON-OPERATING INCOME (EXPENSES)
Interest income	2,286	4,707
Interest expenses, net of capitalized interest	(23,282)	(17,106)
Amortization of deferred financing costs	(16,310)	(10,669)
Loan commitment fees	(1,794)	(15,153)
Foreign exchange gain (loss), net	387	(2,178)
Other income, net	322	—
Costs associated with debt modification (Note 8)	(7,011)	—

Total non-operating expenses, net	(45,402)	(40,399)

LOSS BEFORE INCOME TAX	(229,051)	(68,874)
INCOME TAX EXPENSE (Note 12)	(333)	—

NET LOSS	$(229,384)	$(68,874)

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014
Net loss	$(229,384)	$(68,874)
Other comprehensive loss:
Change in fair value of interest rate swap agreements	(42)	(19)

Other comprehensive loss	(42)	(19)

Total comprehensive loss	$(229,426)	$(68,893)

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of U.S. dollars, except share and per share data)

				Accumulated Other Comprehensive Losses
			Additional Paid-in Capital			Total Shareholder’s Equity
	Ordinary Shares				Accumulated Losses
	Shares	Amount
BALANCE AT JANUARY 1, 2014	1	$—	$298,596	$(65)	$(127,760)	$170,771
Net loss for the year	—	—	—	—	(68,874)	(68,874)
Change in fair value of interest rate swap agreements	—	—	—	(19)	—	(19)

BALANCE AT DECEMBER 31, 2014	1	—	298,596	(84)	(196,634)	101,878
Net loss for the year	—	—	—	—	(229,384)	(229,384)
Change in fair value of interest rate swap agreements	—	—	—	(42)	—	(42)
Issuance of share (Note 11)	1	—	225,000	—	—	225,000
Loss on purchase of property and equipment from affiliated companies (Note 16)	—	—	(842)	—	—	(842)
Loss on transfer of other long-term assets from an affiliated company (Note 16)	—	—	(7,740)	—	—	(7,740)

BALANCE AT DECEMBER 31, 2015	2	$—	$515,014	$(126)	$(426,018)	$88,870

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(229,384)	$(68,874)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	40,759	12,130
Amortization of deferred financing costs	16,310	10,669
Interest income on restricted cash	(2,279)	(4,707)
Written off deferred financing costs on modification of debt	7,011	—
Changes in operating assets and liabilities:
Accounts receivable	(6,145)	—
Amounts due from affiliated companies	10,748	(1,109)
Amount due from an intermediate holding company	(2,238)	(82)
Inventories	(7,632)	—
Prepaid expenses and other current assets	(12,194)	5,615
Long-term prepayments, deposits and other assets	(10,940)	(1,260)
Accounts payable	3,583	—
Accrued expenses and other current liabilities	27,575	1,712
Amounts due to affiliated companies	27,015	504
Amount due to ultimate holding company	596	(90)
Other long-term liabilities	15,068	1,973
Deferred tax liabilities	333	—

Net cash used in operating activities	(121,814)	(43,519)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(821,363)	(686,179)
Payment for transfer of other long-term assets from an affiliated company	(74,902)	—
Fund to an affiliated company	(47,033)	—
Payment for land use right	(24,376)	(46,982)
Advance payments and deposits for acquisition of property and equipment	(18,866)	(60,402)
Loan to an affiliated company	(2,000)	—
Proceeds from sale of property and equipment	20,481	—
Changes in restricted cash	1,141,083	(649,514)

Net cash provided by (used in) investing activities	173,024	(1,443,077)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(2,887)	(5,472)
Proceed from issuance of share	225,000	—
Advance from immediate holding company	—	199,540
Proceeds from long-term debt	—	1,295,689

Net cash provided by financing activities	222,113	1,489,757

NET INCREASE IN CASH AND CASH EQUIVALENTS	273,323	3,161
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,161	—

CASH AND CASH EQUIVALENTS AT END OF YEAR	$276,484	$3,161

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(22,945)	$(17,106)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	83,310	130,036
Construction costs and property and equipment funded through amounts due from/to affiliated companies	5,293	3,292
Disposal of property and equipment through amounts due from affiliated companies	8,189	—
Disposal of other long-term assets through amounts due from affiliated companies	452	—
Deferred financing costs funded through accrued expenses and other current liabilities	7,669	248

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Studio City Finance Limited (the “Company”) was incorporated in the British Virgin Islands (“BVI”) on September 28, 2011. As of December 31, 2015 and 2014, the Company together with its subsidiaries (collectively referred to as the “Group”) were indirectly wholly owned by Studio City International Holdings Limited (“Studio City International”), which in turn was 60% held indirectly by Melco Crown Entertainment Limited (“MCE”) and 40% held directly by New Cotai, LLC (“New Cotai”). MCE’s American depository shares are listed on the NASDAQ Global Select Market under the symbol “MPEL” in the United States of America and its ordinary shares were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code of “6883” in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) until 4:00 p.m. on July 3, 2015, the date of MCE completed the voluntary withdrawal of the listing of its ordinary shares on the Main Board of the Hong Kong Stock Exchange. New Cotai is a private company incorporated in the United States of America.

Pursuant to a reorganization dated January 3, 2012 (the “Reorganization”), Studio City Company Limited (“Studio City Company”), a subsidiary of the Company, acquired the entire equity interests in Studio City Holdings Two Limited (“Studio City Holdings Two”), Studio City Developments Limited (“Studio City Developments”), Studio City Services Limited, Studio City Hospitality and Services Limited, Studio City Hotels Limited, Studio City Entertainment Limited (“Studio City Entertainment”) and New Cotai Entertainment, LLC which was dissolved on August 27, 2012 (collectively referred to as the “Reorganization Companies”) from Studio City International. As a result, the Company became the intermediate holding company of the Reorganization Companies. The Reorganization Companies were wholly owned directly or indirectly by Studio City International immediately before the Reorganization. The Reorganization was accounted for as a reorganization of entities under common control in a manner similar to pooling-of-interests, with assets and liabilities stated at their historical amounts and the share capital of the Company reflected as if it was issued on August 22, 2000, the date of incorporation of Studio City Holdings Two, which was the first incorporated company among the Reorganization Companies.

As of December 31, 2015 and 2014, the Company conducts its principal activities through its wholly owned subsidiaries, which are located in the Macau Special Administrative Region of the People’s Republic of China (“Macau”) and BVI. The Group currently operates the non-gaming operation of Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, and provides gaming related services to Melco Crown (Macau) Limited (“Melco Crown Macau”), a subsidiary of MCE which holds the gaming subconcession in Macau, for the operation of the gaming area at Studio City (“Studio City Casino”). Studio City commenced operations on October 27, 2015.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

The Reorganization was accounted for as a reorganization of entities under common control in a manner similar to pooling-of-interests, with assets and liabilities stated at their historical amounts.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those funds that will not be released or utilized within the next twelve months. Restricted cash as of December 31, 2015 and 2014 comprises i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the Studio City Notes and Studio City Project Facility as defined in Note 8 and other associated agreements; and ii) interest income earned on restricted cash balances which are restricted as to withdrawal and use.

(f)	Accounts Receivable and Credit Risk

Accounts receivable, including hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the industry and current economic and business conditions. Management believes that as of December 31, 2015, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings	4 to 40 years
Motor vehicles	5 years
Leasehold improvements	3 to 5 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 15 years

(i)	Other Long-term Assets, Net

Other long-term assets, net represent the payments for the future economic benefits of certain plant and equipment for the operation of the Studio City Casino transferred from Melco Crown Macau to the Group pursuant to the Services Agreement as defined in Note 2(n) (the “Studio City Gaming Assets”), less subsequent accumulated amortization and accumulated impairment losses, if any. The legal ownerships of the Studio City Gaming Assets are retained by Melco Crown Macau.

Amortization is recognized so as to write off the cost of the Studio City Gaming Assets using straight-line method over the respective estimated useful lives of the Studio City Gaming Assets, ranging from 2 to 10 years.

An item of the Studio City Gaming Assets is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of an item of the Studio City Gaming Assets. Any gain or loss arising on the disposal or retirement of an item of the Studio City Gaming Assets is determined as the difference between the sale proceeds and the carrying amount of an item of the Studio City Gaming Assets and is recognized in the consolidated statements of operations.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct Studio City during the active construction period are capitalized. Interest subject to capitalization includes interest paid or payable on the Group’s long-term debt as disclosed in Note 8, interest rate swap agreements and the land premium payable for the land use right where Studio City is located. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $131,716 and $98,448, of which $108,434 and $81,342 were capitalized for the years ended December 31, 2015 and 2014, respectively. Total amortization of deferred financing costs amounted to $24,881 and $10,945, of which $8,571 and $276 were capitalized for the years ended December 31, 2015 and 2014, respectively.

(k)	Impairment of Long-lived Assets

The Group evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

No impairment loss was recognized during the years ended December 31, 2015 and 2014.

(l)	Deferred Financing Costs, Net

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method.

(m)	Land Use Right, Net

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated lease term of the land.

The land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land use right was originally amortized over the initial term of 25 years, in which the expiry date of the lease of the land use right of Studio City is October 2026. The estimated term of the lease is periodically reviewed. For the review of such estimated term of the lease under the land concession contract, the Group considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau and the Group’s development plans. As a result, effective from October 1, 2015, the estimated term of the lease under the land concession contract for Studio City, in accordance with the relevant accounting standards, has been extended to October 2055 which aligned with the estimated useful lives of certain buildings assets of 40 years as disclosed in Note 2(h). The change in estimated term of the lease under the land concession contract has resulted in reduction in amortization of land use right and net loss of $2,195 for the year ended December 31, 2015.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Revenues from provision of gaming related services represent revenues arising from the provision of facilities for the operation of Studio City Casino by Melco Crown Macau and services related thereto pursuant to a services agreement dated May 11, 2007, as amended on June 15, 2012, entered into between Studio City Entertainment and Melco Crown Macau and the related arrangement (“Services Agreement”), under which Melco Crown Macau operates the Studio City Casino.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement. Revenue from the provision of management services is recognized when the services are provided and are included in entertainment, retail and other revenues.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the year ended December 31, 2015 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in cost of provision of gaming related services as follows:

Rooms	$62
Food and beverage	418
Entertainment, retail and others	194

$674

(o)	Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group has incurred pre-opening costs in connection with the start-up operations of Studio City.

(p)	Advertising and Promotional Expenses

The Group expenses all advertising and promotional expenses as incurred or the first time the advertising takes place. Advertising and promotional expenses included in the accompanying consolidated statements of operations were $39,358 and $628 for the years ended December 31, 2015 and 2014, respectively.

(q)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Foreign Currency Transactions and Translations - continued

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”) or the Macau Pataca, respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive loss.

(r)	Income Tax

The Group is subject to income taxes in Macau where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

(s)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the Group’s Studio City Project Facility (as defined in Note 8). All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or accumulated other comprehensive losses, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Further information on the Group’s interest rate swap agreements is included in Note 8.

(t)	Comprehensive Loss and Accumulated Other Comprehensive Losses

Comprehensive loss includes net loss, foreign currency translation adjustment and change in fair value of interest rate swap agreements and is reported in the consolidated statements of comprehensive income.

As of December 31, 2015 and 2014, the Group’s accumulated other comprehensive losses consisted of the following:

	December 31,
	2015	2014
Foreign currency translation adjustment	$(65)	$(65)
Change in the fair value of interest rate swap agreements	(61)	(19)

	$(126)	$(84)

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Recent Changes in Accounting Standards

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual and interim periods beginning after December 15, 2017, and early adoption is permitted for annual and interim periods beginning after December 15, 2016. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of an extraordinary item, which is an event or transaction that is both unusual in nature and infrequently occurring. As a result of the amendment, an entity will no longer segregate an extraordinary item from the results of ordinary operations; separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; or disclose income taxes and earnings-per-share data applicable to an extraordinary item. The guidance is effective for interim and fiscals years beginning after December 15, 2015 with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In April 2015, the FASB issued an accounting standard update that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. In August 2015, the FASB issued an accounting standard update which clarifies that the guidance issued in April 2015 is not required to be applied to line-of-credit arrangements. The debt issuance costs related to line-of-credit arrangements shall be continue to present as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the arrangement. The guidance is effective for interim and fiscals years beginning after December 15, 2015, with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In July 2015, the FASB issued an accounting standard update, which changes the measurement principle for inventories that is measured using other than last-in, first-out or the retail inventory method from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted: - continued

In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance can be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In January 2016, the FASB issued an accounting standard update which improves certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The guidance changes the measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value, and also amends certain disclosure requirements associated with the fair value of financial instruments. The guidance is effective for interim and fiscals years beginning after December 15, 2017, with early adoption permitted for certain changes. The guidance should be applied as a cumulative-effect adjustment as of the date of adoption, except for the guidance related to equity securities without readily determinable fair values should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscals years beginning after December 15, 2018, with early adoption permitted. The guidance should be applied at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE

Components of accounts receivable are as follows:

	December 31,
	2015	2014
Hotel	$5,650	$—
Other	495	—

	$6,145	$—

During the year ended December 31, 2015, no allowance for doubtful debts was made and no accounts receivable was directly written off.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost
Buildings	$2,266,108	$—
Furniture, fixtures and equipment	194,859	17,175
Leasehold improvements	57,360	19,408
Motor vehicles	3	—
Construction in progress	15,079	1,593,739

Sub-total	2,533,409	1,630,322
Less: accumulated depreciation and amortization	(27,808)	(519)

Property and equipment, net	$2,505,601	$1,629,803

As of December 31, 2015 and 2014, construction in progress in relation to Studio City included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which, in the aggregate, amounted to $1,979 and $190,849, respectively.

5.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2015	2014
Other long-term assets	$66,670	$—
Less: accumulated amortization	(3,823)	—

Other long-term assets, net	62,847	—
Deferred rent assets	10,176	—
Other deposits and other long-term prepayments	3,702	2,938
Advance payments for construction costs	1,649	59,192
Deposits for acquisition of property and equipment	202	18,557

Long-term prepayments, deposits and other assets	$78,576	$80,687

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

6.	LAND USE RIGHT, NET

	December 31,
	2015	2014
Cost	$178,464	$178,464
Less: accumulated amortization	(46,146)	(36,237)

Land use right, net	$132,318	$142,227

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2015	2014
Construction costs and property and equipment payables	$159,200	$97,058
Operating expense and other accruals and liabilities	44,907	17,789
Customer deposits and ticket sales	6,763	—
Land use right payable	—	24,376

	$210,870	$139,223

8.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2015	2014
Studio City Project Facility	$1,295,689	$1,295,689
Studio City Notes	825,000	825,000

	2,120,689	2,120,689
Current portion of long-term debt	(77,741)	—

	$2,042,948	$2,120,689

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM DEBT - continued

Studio City Notes

On November 26, 2012, the Company issued and listed the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and priced at 100% at par on the Official List of Singapore Exchange Securities Trading Limited. The Studio City Notes are general obligations of the Company, secured by a first-priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from the Company to or on behalf of Studio City Investments Limited (“Studio City Investments”), a subsidiary of the Company, or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of the Company and rank senior in right of payment to any existing and future subordinated indebtedness of the Company. The Studio City Notes are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing subsidiaries of the Company and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.5% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commenced on June 1, 2013.

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. The Company used the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering was deposited in a bank account of the Company (the “Escrow Account”) and was restricted for use, which was subsequently released upon signing of the Studio City Project Facility on January 28, 2013. Upon release from the Escrow Account, all the net proceeds were deposited in a bank account of the Company (the “Note Proceeds Account”) and were available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date, which was deposited in a bank account of the Company (the “Note Interest Reserve Account”), and has been restricted for use to pay future interest payments until the opening date (the “Opening Date”) of the Studio City project as defined in the Studio City Project Facility.

Concurrent with the submission of the first utilization request under the Studio City Project Facility on January 10, 2014, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 was released from the Note Interest Reserve Account and deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility. The security agent of the Studio City Project Facility has security over the Note Debt Service Reserve Account. During the years ended December 31, 2015 and 2014, the Company paid Studio City Notes interest expenses amounting to $70,125 and $70,125, respectively. As of December 31, 2015, the balance of the Note Interest Reserve Account was fully utilized for interest payments.

As of December 31, 2015, the Group classified the balance of Note Debt Service Reserve Account of $35,068 as current portion of restricted cash on the consolidated balance sheets. As of December 31, 2014, the Group classified the balance of the Note Interest Reserve Account of $63,340 as current portion of restricted cash, while the balance of Note Debt Service Reserve Account of $35,064 as non-current portion of restricted cash on the consolidated balance sheets.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM DEBT - continued

Studio City Notes - continued

The Studio City Notes were subject to a special mandatory redemption at a redemption price in the event that i) the Studio City Project Facility was not executed on or before March 31, 2013; and ii) the funds were not released from the Note Proceeds Account prior to January 28, 2014, the date that was one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date. The first condition was satisfied with execution of the Studio City Project Facility on January 28, 2013 and the second condition was satisfied when the first disbursement funds on the Studio City Notes were released from the Note Proceeds Account to a bank account of the Company for the Studio City project cost payments on January 17, 2014.

On November 26, 2012, the Company and Studio City Company entered into a Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs are financed in the following order:

•	the funding from MCE and New Cotai Investments, LLC (“New Cotai Investments”, the indirect holding company of New Cotai) in an aggregate amount of $825,000 is used until it has been exhausted;

•	thereafter, the proceeds in the Note Proceeds Account are used until they have been exhausted; and

•	thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, are used until they have been exhausted.

The Company had the option to redeem all or a portion of the Studio City Notes at any time prior to December 1, 2015, at an additional redemption price. Thereafter, the Company has the option to redeem all or a portion of the Studio City Notes at any time at fixed redemption prices that decline ratably over time.

The Company had the option to redeem up to 35% of the Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to December 1, 2015. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the Studio City Notes, the Company also has the option to redeem in whole, but not in part the Studio City Notes at fixed redemption prices.

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of the Company and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2015, management believes that the Company was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture governing the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by the Company and its restricted subsidiaries to companies or persons who are not the Company or restricted subsidiaries of the Company, subject to certain exceptions and conditions (described in further detail in Note 14). As of December 31, 2015 and 2014, the net assets of the Company and its restricted subsidiaries of approximately $89,000 and $102,000, respectively, were restricted from being distributed under the terms of the Studio City Notes.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM DEBT - continued

Studio City Project Facility

On January 28, 2013, Studio City Company (the “Studio City Borrower”) and certain lenders (the “Studio City Lenders”) executed a senior secured credit facilities denominated in Hong Kong dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) (the “Studio City Project Facility”), pursuant to substantially all the terms and conditions set out in a commitment letter (the “Commitment Letter”) entered on October 19, 2012 by the Studio City Borrower, the Studio City Lenders, MCE and New Cotai Investments to fund the Studio City project. The Studio City Project Facility consists of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on January 28, 2018 and is subject to quarterly amortization payments commencing on September 30, 2016. Amounts under the Studio City Term Loan Facility were able to be borrowed from and after the date that certain conditions precedent were satisfied until July 28, 2014. The Studio City Revolving Credit Facility matures on January 28, 2018 and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date. On November 18, 2015, the Studio City Borrower received the requisite lender consent to amend the Studio City Project Facility documentation as proposed by the Studio City Borrowing Group (as defined below). The amendments, which were in effect as of November 18, 2015, included changing the Studio City project Opening Date condition from 400 to 250 tables, consequential adjustments to the financial covenants, and rescheduling the commencement of financial covenant testing (the “Amendments to the Studio City Project Facility”).

Borrowings under the Studio City Project Facility bear interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 4.50% per annum until September 30, 2016, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Borrower and its subsidiaries (together, the “Studio City Borrowing Group”).

The Studio City Borrower may make voluntary prepayments in respect of the Studio City Project Facility in a minimum amount of HK$100,000,000 (equivalent to $12,853), plus the amount of any applicable break costs. The Studio City Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the Studio City Borrowing Group, including but not limited to: (i) net termination or claim proceeds under the Studio City Borrowing Group’s land concessions, certain construction agreements or finance or project documents, subject to certain exceptions; (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $5,000; (iii) the net proceeds received by any member of the Studio City Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the Studio City Borrowing Group, subject to certain exceptions; (iv) 50% of the net proceeds of any permitted equity issuance of any member of the Studio City Borrowing Group; (v) the net proceeds of any debt issuance of any member of the Studio City Borrowing Group, subject to certain exceptions; (vi) insurance proceeds net of expenses to obtain such proceeds under the property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $10,000; and (vii) certain percentage of excess cash in accordance with leverage test.

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. Certain accounts of Melco Crown Macau related solely to the operation of the Studio City gaming area which are funded from the proceeds of the Studio City Project Facility are pledged as security for the Studio City Project Facility and related finance documents.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM DEBT - continued

Studio City Project Facility - continued

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Investments and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) pay dividends and other restricted payments; and (vii) effect a consolidation or merger. The Studio City Project Facility, as amended, contains certain financial covenants and the first test date of these financial covenants is March 31, 2017. As of December 31, 2015, management believes that Studio City Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the Studio City Borrowing Group to companies or persons who are not members of the Studio City Borrowing Group (described in further detail in Note 14). As of December 31, 2015 and 2014, the net assets of Studio City Investments and its restricted subsidiaries of approximately $173,000 and $175,000, respectively, were restricted from being distributed under the terms of the Studio City Project Facility.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period which started from January 28, 2013. The Studio City Borrower recognized loan commitment fees on the Studio City Project Facility of $1,794 and $15,153 during the years ended December 31, 2015 and 2014, respectively.

In connection with the Studio City Project Facility, Studio City International was required to procure a contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City and (ii) for which the facility agent under the Studio City Project Facility has determined there is no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International had deposited and maintained a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”) as of December 31, 2014. The Cash Collateral was required to be maintained until the construction completion date of the Studio City had occurred, certain debt service reserve and accrual accounts had been funded to the required balance and the financial covenants had been complied with. As of December 31, 2014, the Cash Collateral was classified as non-current portion of restricted cash in the consolidated balance sheets. The Amendments to the Studio City Project Facility on November 18, 2015 includes a creation of a new secured liquidity account (“Liquidity Account”) to be held in the name of the Studio City Borrower and to be credited with the Cash Collateral as a liquidity amount for the general corporate and working capital purposes of the Group. On November 30, 2015, the Cash Collateral was transferred to the Liquidity Account and was released from restricted cash.

During the year ended December 31, 2015, the Group recorded $7,011 costs associated with debt modification which represented the third party fees incurred for the Amendments to the Studio City Project Facility in the consolidated statements of operations.

As of December 31, 2015 and 2014, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) has been fully drawn down while the entire Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future drawdown, subject to satisfaction of certain conditions precedent.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM DEBT - continued

Studio City Project Facility - continued

The Studio City Borrower is required, within 120 days after the drawdown of the Studio City Term Loan Facility, to enter into agreements to ensure that at least 50% of the aggregate of drawn Studio City Term Loan Facility and the Studio City Notes are subject to interest rate protection, by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the first drawdown of the Studio City Term Loan Facility. Since the Studio City Borrower drew down the Studio City Term Loan Facility on July 28, 2014, the Studio City Borrower entered into certain floating-for-fixed interest rate swap agreements since September 2014 to limit its exposure to interest rate risk. Under the interest rate swap agreements, the Studio City Borrower pays a fixed interest rate of the notional amount, and receives variable interest which is based on the applicable HIBOR for each of the payment dates. These interest rate swap agreements are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there is no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments are recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses were recognized in the consolidated statements of operations.

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2015	2014
Interest for Studio City Notes	$70,125	$70,125
Interest for Studio City Project Facility	61,330	26,321

	131,455	96,446
Interest capitalized	(108,228)	(79,340)

	$23,227	$17,106

During the years ended December 31, 2015 and 2014, the Group’s average borrowing rates were approximately 6.20% and 7.49% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2015 are as follows:

Year ending December 31,
2016	$77,741
2017	155,483
2018	1,062,465
2019	—
2020	825,000

$2,120,689

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	OTHER LONG-TERM LIABILITIES

	December 31,
	2015	2014
Other liabilities	$7,162	$—
Other deposits received	6,477	291
Staff cost accruals	3,402	1,682
Construction costs and property and equipment retention payables	361	55,873

	$17,402	$57,846

10.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits, advance from immediate holding company and other long-term liabilities approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2015 and 2014, which included the Studio City Project Facility and the Studio City Notes, were approximately $2,097,432 and $2,163,589, respectively, as compared to its carrying value of $2,120,689 and $2,120,689, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the Studio City Notes. Fair value for loan to an affiliated company and the Studio City Project Facility approximated the carrying values as the instruments carried variable interest rates approximated the market rate and represented a level 2 measurement.

As of December 31, 2015, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. As of December 31, 2015, the interest rate swap agreements carried at fair value and the fair value of these interest rate swap agreements approximated the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements represented a level 2 measurement in the fair value hierarchy.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	CAPITAL STRUCTURE

As of December 31, 2015 and 2014, the Company’s authorized share capital was 50,000 shares of US$1 par value per share.

On November 30, 2015, the Company issued 1 ordinary share of US$1 par value per share to Studio City Holdings Limited (“Studio City Holdings”), the Company’s immediate holding company, for a consideration of $225,000.

As of December 31, 2015 and 2014, 2 and 1 ordinary share(s) were issued and fully paid, respectively.

12.	INCOME TAXES

The income tax expense consisted of:

	Year Ended December 31,
	2015	2014
Income tax expense - deferred:
Macau Complementary Tax	$333	$—

A reconciliation of the income tax expense from loss before income tax per the consolidated statements of operations is as follows:
	Year Ended December 31,
	2015	2014
Loss before income tax	$(229,051)	$(68,874)
Macau Complementary Tax rate	12%	12%
Income tax credit at Macau Complementary Tax rate	(27,486)	(8,265)
Effect of expenses for which no income tax benefit is receivable	6,943	7,064
Losses that cannot be carried forward	979	—
Change in valuation allowance	19,897	1,201

	$333	$—

The Company and certain of its subsidiaries are exempt from tax in BVI, where they are incorporated. The Company’s remaining subsidiaries incorporated in Macau are subject to Macau Complementary Tax during the years ended December 31, 2015 and 2014.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	INCOME TAXES - continued

Macau Complementary Tax is provided at 12% on the estimated taxable income earned in or derived from Macau during the years ended December 31, 2015 and 2014, if applicable. No provision for Macau Complementary Tax for the years ended December 31, 2015 and 2014 were made as there was no taxable income in respect of subsidiaries of the Company that operate in Macau.

Pursuant to a notice issued by the Macau Government dated January 12, 2015, one of the Company’s subsidiaries in Macau has been exempted from Macau Complementary Tax on profits generated from income received from Melco Crown Macau until 2016, to the extent that such income is derived from Studio City gaming operations, coinciding with Melco Crown Macau’s exemption from Macau Complementary Tax on profit generated from gaming operations for five years from 2012 to 2016 pursuant to the approval notice issued by the Macau Government in April 2011. The dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax.

The effective tax rates for the years ended December 31, 2015 and 2014 were negative rate of 0.1% and 0%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance and the effect of expenses for which no income tax benefit is receivable for the years ended December 31, 2015 and 2014.

The net deferred tax liabilities as of December 31, 2015 and 2014 consisted of the following:

	December 31,
	2015	2014
Deferred tax assets
Net operating loss carried forwards	$20,599	$662
Deferred deductible expenses	3,994	4,402

Sub-total	24,593	5,064

Valuation allowances
Current	(47)	—
Long-term	(24,546)	(5,064)

Sub-total	(24,593)	(5,064)

Total deferred tax assets	—	—

Deferred tax liabilities
Unrealized capital allowance	(333)	—

Total deferred tax liabilities	(333)	—

Deferred tax liabilities, net	$(333)	$—

As of December 31, 2015 and 2014, valuation allowances of $24,593 and $5,064 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2015, adjusted operating tax loss carry forwards, amounting to $393, $5,097 and $166,168 will expire in 2016, 2017 and 2018, respectively. Adjusted operating tax loss carried forward of $1 has expired during the year ended December 31, 2015.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	INCOME TAXES - continued

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2015 and 2014 and there is no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. As of December 31, 2015 and 2014, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company’s subsidiaries remain open and subject to examination by the tax authority of Macau until the statute of limitations expire in 5 years.

13.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees in Macau. Certain executive officers of the Group are members of defined contribution plan in Hong Kong operated by MCE. During the years ended December 31, 2015 and 2014, the Group’s contributions into these plans were $176 and $265, respectively.

14.	DISTRIBUTION OF PROFITS

All subsidiaries of the Company incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the Board of Directors of the relevant subsidiaries. As of December 31, 2015 and 2014, the legal reserve was nil in both years and no reserve was set aside during the years ended December 31, 2015 and 2014.

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by the Company and its restricted subsidiaries.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by Studio City Investments and its restricted subsidiaries.

During the years ended December 31, 2015 and 2014, the Company did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

15.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2015, the Group had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City totaling $8,837 including advance payments for construction costs of $1,649.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Lease Commitments and Other Arrangements

As Grantor of Operating and Right To Use Arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in Studio City with various retailers that expire at various dates through October 2025. Certain of the operating and right to use agreements include minimum base fee with escalated contingent fee clauses. During the years ended December 31, 2015 and 2014, the Group earned contingent fees of $1,330 and nil, respectively.

As of December 31, 2015, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,
2016	$8,725
2017	13,352
2018	21,707
2019	19,378
2020	14,103
Over 2020	2,779

$80,044

The total minimum future fees do not include the escalated contingent fee clauses.

(c)	Other Commitment

Land Concession Contract

One of the Company’s subsidiaries has entered into a concession contract for the land in Macau on which Studio City is located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contract has a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The Company’s land holding subsidiary is required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

On September 23, 2015, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City site on which Studio City is located. Such amendment reflected the change to build a five-star hotel to a four-star hotel. According to the revised land amendment, the government land use fees were $490 per annum during the development period of Studio City; and $1,131 per annum after the development period. As of December 31, 2015, the Group’s total commitment for government land use fees for Studio City site to be paid during the remaining term of the land concession contract which expires in October 2026 was $10,565.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Guarantees

Except as disclosed in Note 8, the Group has made the following significant guarantees as of December 31, 2015:

•	Pursuant to the Commitment Letter for the Studio City Project Facility as disclosed in Note 8, the Studio City Borrower, among others, provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents, such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of MCE and the Studio City Borrower to the Studio City Lenders and their affiliates.

•	In October 2013, Studio City Developments entered into a trade credit facility of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility is available until August 31, 2017 and guaranteed by Studio City Company. As of December 31, 2015, approximately $1,335 of the Trade Credit Facility had been utilized.

16.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2015 and 2014, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2015	2014
Transaction with ultimate holding company
MCE	Management fee expense	$822	$3,176
Transactions with affiliated companies
MCE’s subsidiaries	Management fee capitalized in construction in progress	13,955	4,353
	Management fee recognized as expense	114,149	4,618
	Purchase of goods and services	1,601	—
	Advertising and promotional expense	12,729	—
	Provision of gaming related services income	21,427	—
	Rooms and food and beverage income	8,860	—
	Other service fee income	533	—
	Management fee income	8,415	—
	Transfer-in of other long-term assets(1)	74,902	—
	Sale of other long-term assets	452	—
	Purchase of property and equipment(2)	4,272	—
	Sale of property and equipment	28,670	—
A subsidiary of Sociedade de Turismo e Diversões de Macau, S.A. (“STDM”)(3)	Traveling expense(4)	109	—

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	RELATED PARTY TRANSACTIONS - continued

 Notes

(1)	During the year ended December 31, 2015, Studio City Gaming Assets recognized as other long-term assets with aggregate carrying amounts of $67,162 were transferred from an affiliated company to the Group at a total consideration of $74,902, the Group recognized a loss on transfer of other long-term assets of $7,740 as additional paid-in capital in the consolidated statements of shareholder’s equity.
(2)	During the year ended December 31, 2015, certain property and equipment with aggregate carrying amounts of $35 were purchased from affiliated companies at a total consideration of $877, the Group recognized a loss on purchase of property and equipment of $842 as additional paid-in capital in the consolidated statements of shareholder’s equity.
(3)	A company in which relatives of Mr. Lawrence Yau Lung Ho, MCE’s Chief Executive Officer, have beneficial interests.
(4)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

(a)	Compensation of Key Management Personnel

The remuneration of the Company’s key management was borne by MCE.

(b)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income or prepayment of operating expenses as of December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
MCE’s subsidiaries	$48,914	$3,874
A subsidiary of Melco International Development Limited (“Melco”)(1)	13	—

	$48,927	$3,874

  Note

  (1) Melco is a major shareholder of MCE.

The outstanding balances due from affiliated companies as of December 31, 2015 and 2014 as mentioned above were unsecured, non-interest bearing and repayable on demand.

(c)	Amount Due From An Intermediate Holding Company

The outstanding balances due from Studio City International as of December 31, 2015 and 2014 of $2,320 and $82, respectively, arising from settlement of expenses on behalf of Studio City International, were unsecured, non-interest bearing and repayable on demand.

(d)	Loan To An Affiliated Company

As of December 31, 2015, the loan to Studio City Ventures Limited of $2,000, was unsecured, interest-bearing at HIBOR quoted by Bank of China, Macau plus 1% per annum and payable monthly in 36 instalments commencing from April 2016. The current portion of loan represents the amount which is repayable to the Group within the next twelve months, while the non-current portion of loan represents the amount that will not be repayable to the Group within the next twelve months.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	RELATED PARTY TRANSACTIONS - continued

(e)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses as of December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
MCE’s subsidiaries	$32,837	$3,730
A subsidiary of STDM	28	—
An associated company of Shun Tak Holdings Limited(1)	8	—

	$32,873	$3,730

  Note

(1)	A company in which relatives of Mr. Lawrence Yau Lung Ho, MCE’s Chief Executive Officer, have beneficial interests.

The outstanding balances due to affiliated companies as of December 31, 2015 and 2014 as mentioned above were unsecured, non-interest bearing and repayable on demand.

(f)	Amount Due To Ultimate Holding Company

The outstanding balances due to MCE as of December 31, 2015 and 2014 of $933 and $337, respectively, arising from operating expenses, were unsecured, non-interest bearing and repayable on demand.

(g)	Advance From Immediate Holding Company

The outstanding balances for advance from Studio City Holdings as of December 31, 2015 and 2014 were $942,779 and $942,779, respectively, mainly for construction of the Studio City. The amounts were unsecured and non-interest bearing. No part of the amounts will be repayable within the next twelve months from the balance sheet date and accordingly, the amounts were shown as non-current liabilities in the consolidated balance sheets.

17.	SEGMENT INFORMATION

The Group’s principal operating activities are engaged in the hospitality business and provision of gaming related services in Macau. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, the Group does not present separate segment information. Upon commencement of operations of Studio City on October 27, 2015 and as of December 31, 2015, the Group operates in one geographical area, Macau, where it derives its revenue.

18.	SUBSEQUENT EVENT

In preparing the consolidated financial statements, the Group has evaluated events and transactions for potential recognition and disclosure through April 29, 2016, the date the consolidated financial statements were available to be issued.